Exhibit 99.1

Strategic Decision on Closure of Volvo Aero's Operations in Bromma

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 7, 2006--Volvo Aero (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (BSE:VLV) has initiated codetermination negotiations with the trade unions relating to the closure Volvo Aero Engine Services in Bromma, which conducts overhaul of large aircraft engines.

On Monday, Volvo Aero's Board of Directors reached a strategic decision regarding closure of VAES and to immediately initiate and carry out the statutory codetermination negotiations with the trade unions. Codetermination negotiations began on Tuesday.

"I truly regret this decision, but after many years of highly substantial losses, we have unfortunately reached the point at which there is no other alternative" says Olof Persson, President of Volvo Aero.

In recent years, the volumes of the engines overhauled in Bromma, the JT8D and JT9D, have declined sharply. These are older-generation engines with high fuel consumption that the airlines are trying to successively phase out. Among other actions, VAES has tried to offset the declining volumes through complementing operations with a third engine type, the PW4000. However, this has not helped. Volumes have not reached the levels required.

"The market for overhaul of large aircraft engines is characterized by global overcapacity and high price pressure, particularly for the older engine types, the JT8D and JT9D. In addition, the introduction of the PW4000 has been more difficult than expected," says Olof Persson.

The company has investigated other possibilities, but all attempts have failed.

"Accordingly, we unfortunately see no other alternative than to make this strategic decision," says Olof Persson.

VAES in Bromma employs 457 persons, 145 salaried employees and 312 skilled workers.

In accordance with the strategic decision, the operations will be gradually phased out during 2007, as soon as codetermination negotiations have been concluded.

Employees at VAES will have priority in any vacant positions within Volvo Aero Sweden. Vacancies arising within other companies in the Volvo Group will be offered to VAES' employees, if the skills are correct.

Costs for a closure are estimated to about SEK 250 M.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Vice President Corporate Communications
Fredrik Fryklund, +46 (0)703 1923 96